

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Nick Tressler
Chief Financial Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, Maryland 20876-7005

      **Re:  Senseonics Holdings, Inc.**
           **PRE14A filed August 19, 2020**
           **File No. 001-37717**

Dear Mr. Tressler:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc:     Mark Ballantyne